Room 4561

June 12, 2006

Mr. Robert J. Doris
Chairman of the Board and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

> **Re:** **Sonic Solutions**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 29, 2005**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **Form 8-K Filed May 17, 2005 and August 16, 2005**
> **File No. 000-23190**

Dear Mr. Doris:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brad Skinner
          Accounting Branch Chief